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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                      Advanced Communication Systems, Inc.

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                                (Name of Issuer)

                          Common Stock, $0.01 par value

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                         (Title of Class of Securities)

                                   00750X-10-9

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                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

                                Page 1 of 5 Pages

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CUSIP No. 00750X 10 9                                     Page 2 of 5 Pages
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  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Charles G. Martinache
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  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
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  3.    SEC USE ONLY

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  4.    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
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                      5.    SOLE VOTING POWER
  NUMBER OF                  427,021
   SHARES             ----------------------------------------------------------
BENEFICIALLY          6.    SHARED VOTING POWER
  OWNED BY                   0
    EACH              ----------------------------------------------------------
  REPORTING           7.    SOLE DISPOSITIVE POWER
   PERSON                    427,021
    WITH              ----------------------------------------------------------
                      8.    SHARED DISPOSITIVE POWER
                             0
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 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        427,021
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                     [X]
        *Does not include 2,250 shares held by Sharon Martinache, Mr. Martinache's wife, of which he disclaims beneficial ownership.
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        4.95%
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12.     TYPE OF REPORTING PERSON
        IN
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CUSIP No. 00750X 10 9                                     Page 3 of 5 Pages

Item 1.

        Item 1(a):    Name of Issuer:

                        Advanced Communication Systems, Inc.

        Item 1(b):    Address of Issuer's Principal Executive Offices:

                        10089 Lee Highway
                        Fairfax, Virginia 22030

Item 2.

        Item 2(a):    Name of Person Filing:

                        Charles G. Martinache

        Item 2(b):    Address of Principal Business Office or, if None,
                      Residence:

                        10089 Lee Highway
                        Fairfax, Virginia 22030

        Item 2(c):    Citizenship:

                        United States

        Item 2(d):    Title of Class of Securities:

                        Common Stock, $ .01 par value

        Item 2(e):    CUSIP Number:

                        00750X 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable




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CUSIP No. 00750X 10 9                                     Page 4 of 5 Pages

Item 4. Ownership:

     Item 4 (a)  Amount Beneficially Owned:

                 427,021

     Item 4 (b)  Percent of Class:

                 4.95%

     Item 4 (c)  Number of shares as to which such person has:

                 (i)    Sole power to vote or to direct the vote:
                        427,021

                 (ii)   Shared power to vote or direct the vote:
                        0

                 (iii)  Sole power to dispose or direct the disposition of:
                        427,021

                 (iv)   Shared power to dispose or to direct the disposition of:
                        0

Item 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

           The 427,021 shares beneficially owned by Mr. Martinache includes 258,017 shares held individually, 166,782 shares owned by Martinache 1997 Trust No. 1, of which Charles G. Martinache is the sole trustee, and 2,222 shares held in trust for the benefit of Andrew Martinache, Mr. Martinache's son, but does not include 2,250 shares held by Sharon Martinache, Mr. Martinache's wife, of which he disclaims beneficial ownership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable.


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Item 8.    Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.    Notice of Dissolution of Group:

           Not Applicable.

Item 10.   Certification.

           Not Applicable.


CUSIP No. 00750X 10 9                                     Page 5 of 5 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1999
                                                   /s/ Charles G. Martinache
                                                   ---------------------------
                                                   Charles G. Martinache